Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

May 9, 2018

VIA EDGAR

Mr. Sergio Chinos

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, DC 20549

Re:	Plastec Technologies, Ltd.

Post-effective Amendment No. 6 to Registration Statement on Form F-1 (“Registration Statement”)

Filed May 7, 2018

File No. 333-185212

Dear Mr. Chinos:

As discussed yesterday, on behalf of Plastec Technologies, Ltd. (the “Company”), we hereby confirm that no offers or sales were made under the Registration Statement after April 30, 2018 (and therefore without a valid Section 10(a) prospectus).

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Ho Leung Ning